ECGI Holdings, Inc.

626 Wilshire Blvd Suite 410

Los Angeles, CA 90017

(323) 968-2030

August 24, 2022

Mr. Jason Drory

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ECGI Holdings, Inc.
Regulation A Offering Statement on Form 1-A
Filed May 17, 2022
File No. 024-11885

Acceleration Request

Requested Date: Friday, August 26, 2022

Requested Time: 4:00 PM Eastern Time

Dear Mr. Drory:

ECGI Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Craig D. Linder, who is an attorney with the Company’s outside legal counsel, Anthony L.G., PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby (i) confirms that at least one state has advised the Company that it is prepared to qualify the offering and (ii) acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jason Drory

Securities and Exchange Commission

August 24, 2022

The Company also agrees that it will only sell its shares pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Craig D. Linder at (561) 514-0936 or email to him at: clinder@anthonypllc.com.

ECGI Holdings, Inc.

By:	/s/ William Chung
William Chung
Chief Executive Officer